UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-39151

EHANG HOLDINGS LIMITED

Building C, Yixiang Technology Park

No.72 Nanxiang Second Road, Huangpu District

Guangzhou, 510700

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Material Legal Proceedings

EHang Holdings Limited (the “Company”) received a judgment from the United States District Court for the Northern District of California, San Jose Division (the “Court”) on April 29, 2022 (Beijing time). The judgment arose from a civil lawsuit filed by a former employee (the “Plaintiff”) of EHang, Inc., a U.S. subsidiary of the Company that has been dissolved, against the Company, Guangzhou EHang Intelligent Technology Co., Ltd. (“EHang GZ”), a Chinese company whose financial statements are consolidated into those of the Company under U.S. GAAP pursuant to a series of contractual arrangements, and certain individual defendants, including Mr. Huazhi Hu, chairman and chief executive officer of the Company (collectively, the “Defendants”).

The Plaintiff brought claims against the Defendants for breach of contract, false promise and unpaid wages. The Plaintiff alleged that he was an employee of EHang GZ and was entitled to receive restricted share units from the Company. The Defendants vigorously denied all of the Plaintiff’s allegations. Following a trial by jury in April 2022, the Court entered judgment for the Plaintiff and against the Company, EHang GZ and Mr. Huazhi Hu as follows:

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Judgment is entered against the Company on claims for breach of contract, false promise and unpaid wages, and the Company is held jointly and severally liable for compensatory damages in the amount of US$3,500,000 and is liable for punitive damages in the amount of US$10,000,000;

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Judgment is entered against EHang GZ on claims for breach of contract, false promise and unpaid wages, and EHang GZ is held jointly and severally liable for compensatory damages in the amount of US$3,500,000; and

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Judgment is entered against Mr. Huazhi Hu on claims for false promise and unpaid wages, and Mr. Hu is held jointly and severally liable for compensatory damages in the amount of US$3,500,000 and is liable for punitive damages in the amount of US$5,000,000.

The Company, together with other Defendants, is assessing appellate options, including a potential appeal and motion to stay the judgment pending appeal before the United States Court of Appeals for the Ninth Circuit.

There is no assurance that the Company will prevail on any appeal or that a judicial stay of the judgment will be granted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EHang Holdings Limited

By:	/s/ Richard Jian Liu
Name:	Richard Jian Liu
Title:	Chief Financial Officer

Date: May 2, 2022